Exhibit 8.1

LIST OF SUBSIDIARIES OF FREIGHTOS LIMITED

Freightos Limited is registered in the Cayman Islands and has the following active subsidiaries, all of which are directly or indirectly wholly owned, as follows:

Name of Subsidiary	Jurisdiction of Organization
Freightos Hong Kong Limited	Hong Kong
Freightos India Private Limited	India
Web Cargo, S.L.U.	Spain
Freightos Ltd.	Israel
Freightos Software Development and Data Services Ltd.	Palestinian Authority
Freightos Information Technology (Shanghai) Co., Ltd.	China
Freightos Inc.	Delaware, USA
Clearit Customs Brokers Inc.	Canada
9T Technologies LLC (d/b/a 7LFreight)	Oregon, USA
Clearit Customs Services, Inc.	Delaware, USA